MORRIA BIOPHARMACEUTICALS PLC

May 10, 2012

Dr. Yuval Cohen

150 North 5th street

Apt 2C

Brooklyn NY

11211

Re:	Executive Service Agreement

Dear Dr. Cohen:

Reference is hereby made to the Executive Service Agreement dated 2007, as amended by an amendment letter dated as of March 8, 2007 (as so amended, the “Executive Agreement”), between Morria Biopharmaceuticals Plc. (the “Company” or "Morria Plc.") and you. The Company has employed you in the position of President of the Company under the Executive Agreement.

The purpose of this letter is to amend the Executive Agreement as follows:

1.	After clause 2.1 to the Executive Agreement, clause 2.2 shall be inserted stating that: "In addition to his other duties hereunder, the Executive shall serve as President of Morria Biopharmaceuticals Inc., a registered Delaware corporation ("Morria Inc.").

2.	The first sentence of clause 6.1 shall be replaced by the coming sentence: "According to resolution no. 13 at the Shareholders' General Meeting, dated March 29, 2011, the Company will pay the Executive a gross Salary of one hundred and three thousand, seven hundred and thirty GBP (£GBP103,730) per annum, for both his positions, as President of Morria Plc. and President of Morria Inc. for the first 12 months of his employment, and thereafter clause 6.2 shall apply".

If you agree to these changes, please indicate your acceptance by signing and returning the attached copy of this letter to me. The changes will be deemed effective as of May 10, 2012.

If you have any questions, please do not hesitate to contact me.

Yours sincerely,

MORRIA BIOPHARMACEUTICALS PLC.

/s/ Mark Cohen
By: Mark Cohen
Executive Director

I agree that my contract shall be varied by the revised terms set out in this letter effective as of May 10, 2012.

/s/ Yuval Cohen
Name: Yuval Cohen
Date: May 10, 2012